SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35498; 812-15682

Columbia Credit Income Opportunities Fund and Columbia Management Investment Advisers, LLC

March 14, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c) of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies to issue multiple classes of shares and to impose asset-based distribution and/or service fees and early withdrawal charges.

Applicants: Columbia Credit Income Opportunities Fund and Columbia Management Investment Advisers, LLC.

Filing Dates: The application was filed on December 31, 2024, and amended on February 12, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on April 8, 2025, and should be

accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Ryan C. Larrenaga, Esq., Columbia Management Investment Advisers, LLC, ryan.c.larrenaga@columbiathreadneedle.com, and Joseph D'Alessandro, Esq., Columbia Management Investment Advisers, LLC, joseph.l.dalessandro@ampf.com, with copies to Brian D. McCabe, Esq., Ropes & Gray LLP, brian.mccabe@ropesgray.com, and Angela C. Jaimes, Esq., Ropes & Gray LLP, angela.jaimes@ropesgray.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated February 12, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of

Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Vanessa A. Countryman,

Secretary.